CHINA PROPERTIES DEVELOPMENTS, INC.
89 Chang’an Middle Road
Yangming International Tower
26/27 Flrs.
Xi’an, China 710061

VIA EDGAR

August 28, 2006

Owen Pinkerton, Esq.
Senior Counsel
Division of Corporation Finance
US Securities and Exchange Commission
Washington, DC 20549

Re:     China Properties Developments, Inc.
            Preliminary Information Statement on Schedule 14C
            Registration No. 0-50637
            Filed on July 31, 2006

Ladies and Gentlemen:

Thank you for your letter dated August 22, 2006 with regard to the filing by China Properties Developments, Inc. (the “Company”) of a Preliminary Information Statement on Schedule 14C.

We have reviewed the letter with our securities counsel and, in response to your comments, we have concluded that the Company should refile the materials as a Preliminary Proxy Statement on Schedule 14A.  As a result, the Company intends to solicit proxies in connection with the Special Meeting of Stockholders.

It is expected that the Preliminary Proxy Statement on Schedule 14A will be filed this week.

As requested, the Company acknowledges the following:

  The adequacy and accuracy of the disclosure in the filing is the responsibility of the Company.

  The Company acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the preliminary proxy materials do not foreclose the Commission from taking any action with respect to the filing.

  The Company also represents that staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments, please contact Steven Lou, Chief Financial Officer of the Company, at our offices, or our counsel, David M. Kaye (Tel: 973-443-0600, Fax: 973-443-0609).

Thank you for your cooperation.

Very truly yours,

CHINA PROPERTIES DEVELOPMENTS, INC.

/s/ Shuo (Steven) Lou
Shuo (Steven) Lou
Chief Financial Officer